

May 3, 2020

Vuong Trieu, Ph.D.
Chief Executive Officer
Mateon Therapeutics, Inc.
23937 Agoura Road, Suite 107
Agoura Hills, CA 91301

      Re: Mateon Therapeutics, Inc.
            Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
            Filed April 17, 2020
            File No. 000-21990

Dear Dr. Trieu:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed April 17, 2020

Background of the Corporate Actions

1.   We note that in your response dated November 18, 2019 to our prior comment 6, you stated that you intend to file a further amendment with financial statements for Oncotelic, Inc. and PointR Data once available. Please revise the proxy statement to provide the disclosures required by Item 13(a) of Schedule 14A, including financial statements for Oncotelic, Inc. and PointR Data pursuant to rules 8-04 and 8-05 of Regulation S-X. For additional guidance, refer to Note A of Schedule 14A.

Corporate Action No. 4: Approval to Increase the Number of Shares of Authorized Common Stock
Effects of the Capital Increase

2.   We note your revisions in response to our prior comment 1 from our letter dated November 22, 2019. Please revise the capitalization table to clarify that the column labelled "Issued and Outstanding Prior to Corporate Action No. 4" does not reflect the number of shares of Common Stock issued and outstanding prior to Corporate Action No. 4, given that the 278,187 shares of Series A Convertible Preferred Stock are not convertible into 278,187 shares of Common Stock. In addition, we note your statement that in the event stockholders approve the Capital Increase and the Reverse Split, 36,209,113 shares of Common Stock will be authorized for issuance. Please provide us support for this total or revise, as appropriate.

General

3.   Please revise your proxy statement to include the information required by Items 6(d) and 8(b) of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James A. Mercer III, Esq.